Ruth Health
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account (9491)	0.00
Chase Checking (7058)	-1,674.13
Mercury Checking (2983)	117,684.81
Mercury Savings (5479)	0.01
Stripe clearing	14.19
SVB Analysis Checking (0202)	0.00
SVB Startup MMA (0217)	65,172.49
Total Bank Accounts	**$ 181,197.37**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$ 0.00**
Other Current Assets	
Payments to deposit	0.00
Prepaid expenses	668.56
Total Other Current Assets	**$ 668.56**
Total Current Assets	**$ 181,865.93**
Fixed Assets	
Accumulated depreciation	-8,282.82
Long-term office equipment	9,173.07
Total Fixed Assets	**$ 890.25**
TOTAL ASSETS	**$ 182,756.18**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	9,075.87
Total Accounts Payable	**$ 9,075.87**
Credit Cards	
Brex Card Account	236.13
Total Credit Cards	**$ 236.13**
Other Current Liabilities	
Accrued Expenses	827.29
Payroll Liabilities	0.00
Accrued Wages and Payroll Taxes Withheld	0.00
Employee Garnishment Liabilities	0.00
Employee PTO Accrued Liability	0.00

Total Payroll Liabilities	$	0.00
Short-term loans from shareholders		75.00
Total Other Current Liabilities	$	902.29
Total Current Liabilities	$	10,214.29
Long-Term Liabilities		
Convertible Notes		424,000.00
Interest Accrued on Convertible Notes		53,017.52
Long-term business loans		
Long Term Liability		421,000.00
Total Long-term business loans	$	421,000.00
Total Long-Term Liabilities	$	898,017.52
Total Liabilities	$	908,231.81
Equity		
Retained Earnings		-2,383,042.89
SAFE Notes		2,345,731.45
Treasury stock		-14,423.00
Net Income		-673,741.19
Total Equity	-$	725,475.63
TOTAL LIABILITIES AND EQUITY	$	182,756.18

Ruth Health
Profit and Loss
January - December 2023

		Total
Income		
Sales - DTC		13,765.06
Total Income	$	**13,765.06**
Gross Profit	$	**13,765.06**
Expenses		
Advertising & marketing		
Affiliate Marketing		2,500.00
Conferences		1,271.71
Listing fees		224.50
Paid Media		17,277.47
Printed Collateral		706.52
Research		1,100.00
Social media		11,153.84
Swag		193.73
Total Advertising & marketing	$	**34,427.77**
Contract labor		129,852.54
Contributions to charities		10.00
Entertainment		8,816.50
General business expenses		
Bank fees & service charges		2,704.12
Gift		273.00
Memberships & subscriptions		1,102.08
Total General business expenses	$	**4,079.20**
Insurance		
Liability insurance		12,283.07
Total Insurance	$	**12,283.07**
Interest paid		20,490.18
Legal & accounting services		
Accounting fees		32,591.50
Legal Fees		18,849.48
Total Legal & accounting services	$	**51,440.98**
Meals		8,436.55
Travel meals		777.97
Total Meals	$	**9,214.52**
Office expenses		
Merchant account fees		197.19
Office supplies		167.53
Shipping & postage		484.18
Small tools & equipment		-448.09

Software & apps		28,516.52
Total Office expenses	**$**	**28,917.33**
Payroll		
Payroll Taxes		23,453.85
Salaries & Wages		318,554.20
Total Payroll	**$**	**342,008.05**
Payroll Benefits		
Dental & Vision Insurance		1,364.36
Health Insurance Expense		12,978.56
Officer Life Insurance		332.80
Wellness Benefits		5,522.16
Workers Comp Insurance		2,670.63
Total Payroll Benefits	**$**	**22,868.51**
Rent		
Building & land rent		14.50
Total Rent	**$**	**14.50**
Taxes paid		1,923.48
Travel		
Airfare		9,063.20
Hotels		5,022.43
Taxis or shared rides		742.51
Vehicle rental		370.00
Total Travel	**$**	**15,198.14**
Utilities		
Internet & TV services		3,756.75
Phone service		1,270.53
Total Utilities	**$**	**5,027.28**
Total Expenses	**$**	**686,572.05**
Net Operating Income	**-$**	**672,806.99**
Other Income		
Interest earned		7,082.23
Total Other Income	**$**	**7,082.23**
Other Expenses		
Depreciation		4,997.43
Vehicle expenses		
Parking & tolls		19.00
Vehicle gas & fuel		3,000.00
Total Vehicle expenses	**$**	**3,019.00**
Total Other Expenses	**$**	**8,016.43**
Net Other Income	**-$**	**934.20**
Net Income	**-$**	**673,741.19**

Friday, Feb 23, 2024 09:07:10 AM GMT-8 - Accrual Basis

Ruth Health
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-673,741.19
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid expenses		6,780.58
Accumulated depreciation		3,764.78
Accounts Payable (A/P)		8,976.59
Brex Card Account		-4,183.84
Accrued Expenses		827.29
Payroll Liabilities:Accrued Wages and Payroll Taxes Withheld		0.00
Payroll Liabilities:Employee PTO Accrued Liability		0.00
Short-term loans from shareholders		-40,125.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**23,959.60**
Net cash provided by operating activities	**-$**	**697,700.79**
INVESTING ACTIVITIES		
Long-term office equipment		1,643.53
Net cash provided by investing activities	**$**	**1,643.53**
FINANCING ACTIVITIES		
Interest Accrued on Convertible Notes		20,490.18
SAFE Notes		42,718.45
Treasury stock		-14,423.00
Net cash provided by financing activities	**$**	**48,785.63**
Net cash increase for period	**-$**	**647,271.63**
Cash at beginning of period		828,469.00
Cash at end of period	**$**	**181,197.37**

Friday, Feb 23, 2024 09:07:40 AM GMT-8